SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  September 24th,  2012

FOR IMMEDIATE RELEASE

SILICOM SECURES STRATEGIC NEW DESIGN
WIN FROM CHINESE NETWORKING
EQUIPMENT GIANT

– Short-term Forecast Indicates an Immediate Run-Rate of ~$1M Per Year; Volumes for
the Longer Term Expected to Generate Several Million in Sales Per Year Once
Customer’s Migration to Silicom Adapters is Completed –

– Strategic Win Positions the Company to Benefit from Rapid Growth of the Chinese &
Worldwide Data Center & Networking Markets With a Wider Range of Silicom
Products -

KFAR SAVA, Israel— September 24, 2012, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has secured a strategic new Design Win from a Tier-1 Chinese networking equipment giant. The customer has placed initial purchase orders for multi-port adapters to be used in a number of its servers and server-based networking equipment products and provided a short term forecast demonstrating an annual revenue potential of approximately $1 million. In addition, the customer has indicated the potential for its annual purchase orders to reach several times this amount once it completes its migration to the Silicom products, a process which will be based on its experience with the Company and its performance over time.

“This is an important Design Win which positions Silicom ideally to benefit from China’s unprecedented data center construction boom and escalating demand for cloud, mobility and Big Data networks. The build-out is strongly backed by the Chinese government, which is encouraging both global and local companies to make massive investments in regional data centers throughout China,” commented Shaike Orbach, Silicom’s President and CEO.

“As such, China has become a huge opportunity for all the major networking equipment manufacturers, and therefore for Silicom as a strategic supplier to these companies. The fact that our products are standard in so many manufacturers’ server-based solutions – a list which now includes another one of China’s largest players - means that these trends are now growth drivers for us as well. As such, we feel optimistic about China as a driver of our sales, and about our overall sales prospects for both the short-term and the long-term.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patented SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail: silicom@ccgisrael.com